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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. ___)*

                           Expression Graphics, Inc.
      =================================================================
                               (Name of Issuer)

                    Common Stock, $0.001 par value per share
      =================================================================
                         (Title of Class of Securities)

                                  30218T101
      =================================================================
                                (CUSIP Number)

                               Steve Harrington
                               One Belmont Ave,
                           GSB Building, Suite 417
                            Bala Cynwyd, PA 19004
                                 610 660 5906
      =================================================================
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                April 5, 2002
      =================================================================
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 30218T101                Page 2 of      Pages
--------------------------------------------------------------------------------
 (1) Names of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person

     Gemini Growth Fund, LP
          76-0627346
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  / /
                                                                     (b)  /X/
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
--------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
--------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     700 Gemini
     Houston, TX 77058
--------------------------------------------------------------------------------
                              (7)  Sole Voting Power
                                     1,500,000
     Number of               ---------------------------------------------------
       Shares                 (8)  Shared Voting Power
    Beneficially                     3,250,000
      Owned by               ---------------------------------------------------
        Each                  (9)  Sole Dispositive Power
      Reporting                      1,500,000
       Person                ---------------------------------------------------
        With                  (10) Shared Dispositive Power
                                     3,250,000
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
             1,500,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               6.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

    This statement relates to the common stock of Expressions Graphics, Inc. ("EGI " or "Company"). The Company's principal executive offices are located at One Belmont Avenue, Bala Cynwyd, PA 19004.

ITEM 2.  IDENTITY AND BACKGROUND

    (a), (b) & (c)

    Gemini Growth Fund, LP ("Gemini")
    700 Gemini
    Houston, TX 77058

    Gemini is a Delaware limited partnership whose principal business is investments and whose managing members of the general partner are:

          Scotty D. Cook    Managing Member
          Frank DeLape      Managing Member

    (d) Gemini has not been convicted in a criminal proceeding during the last 5 years.

    (e) Gemini has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

    (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Gemini acquired the securities from its working capital accounts. From time to time Gemini may syndicate part of its investments to funds that are under the exclusive control of Gemini. Gemini is a Small Business Investment Corporation and borrows funds from time to time pursuant to SBA regulations. The securities were acquired directly from the Company in the private placement.

ITEM 4.  PURPOSE OF TRANSACTION

    Gemini's acquisition of these shares is solely for investment purposes.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) April 5, 2002, the Company and Gemini entered into a Convertible Debenture Loan Agreement pursuant to which the Company issued to the Gemini a $1,500,000 Convertible Debenture yielding an 12% interest rate. Interest is payable monthly and if not sooner redeemed or converted, matures October 31, 2003. The Debenture also calls for the Debenture to be redeemed if the Company defaults or there is a change in control of the voting stock.

        Gemini owns 100% of the Convertible Debenture. If Gemini converted its debentures at the current conversion price, Gemini would own 750,000 shares of common stock representing would be approximately 3.2% of the Company's common stock. The Convertible Debenture contains anti-dilution and other protections that may cause the conversion price to change.

        The Convertible Debenture Loan Agreement grants Gemini the right to elect one member to the board of directors of the Company and as yet Gemini has not made a decision whether it will elect such a right. Gemini does not have the right to vote the Common Stock underlying the Convertible Debenture until and unless it elects to convert said instrument.

        In conjunction with the Convertible Debenture, the Company issued to the Gemini a 10-year Warrant to purchase 750,000 shares at $2.00 per share. The shares issuable on execution of the Warrant are covered by demand and piggy-back registration rights found in the loan agreement. The Warrant contains certain anti-dilution provisions that are similar to such provisions as found in the Convertible Debenture. If Gemini converted its debentures at the current conversion price and exercised its warrants, Gemini would own 1,500,000 shares of common stock representing approximately 6.4% of the Company's common stock.

        Founder Equity Securities, Inc. holds a warrant to purchase
        1,750,000 shares of common stock of which no shares are immediately exercisable. Scotty Cook is a minority shareholder of Founders Equity Group, Inc., the parent of Founders Equity Securities. Gemini disclaims any beneficial ownership of the any of the securities held by Founders Equity Securities, Inc.

    (b) Number of shares as to which Gemini has:

            (i) Sole power to vote on to direct the vote:              1,500,000
            (ii) Shared power to vote on to direct the vote:           3,250,000
            (iii) Sole power to dispose or to direct the disposition:  1,500,000
            (iv) Shared power to dispose or to direct disposition:     3,250,000

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    (c) Gemini has not effected any transaction in the securities of the
        Company prior to the transaction disclosed herein.

    (d) Not applicable.

    (e) Not applicable.

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ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES FOR THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 17, 2002                         /s/ Scotty Cook
--------------------                   -----------------------------------------
Date                                   Scotty Cook, Managing Member
                                       Gemini Group, LLC, its Manager